

Mindwell Labs, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mindwell Labs, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 14, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	18,567	113,957
Total Current Assets	18,567	113,957
Non-current Assets		
Intangible Assets: Software Development, net of Accumulated Amortization	233,899	110,087
Total Non-Current Assets	233,899	110,087
TOTAL ASSETS	252,466	224,044
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	683	793
Accrued Expenses	7,738	-
Total Current Liabilities	8,421	793
Long-term Liabilities		
Deferred Compensation	396,924	189,118
Future Equity Obligations (SAFE Agreements)	400,000	295,000
Total Long-Term Liabilities	796,924	484,118
TOTAL LIABILITIES	805,345	484,911
EQUITY		
Common Stock	489	489
Subscription Receivable	(489)	(489)
Accumulated Deficit	(552,878)	(260,867)
Total Equity	(552,878)	(260,867)
TOTAL LIABILITIES AND EQUITY	252,466	224,044

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	1,810	-
Cost of Revenue	-	-
Gross Profit	1,810	-
Operating Expenses		
Advertising and Marketing	2,288	1,192
General and Administrative	221,526	142,949
Research and Development	51,319	27,522
Rent and Lease	907	190
Amortization	17,790	-
Total Operating Expenses	293,830	171,853
Operating Income (loss)	(292,020)	(171,853)
Other Income		
Interest Income	-	-
Other	8	1
Total Other Income	8	1
Provision for Income Tax	-	-
Net Income (loss)	(292,012)	(171,852)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(292,012)	(171,852)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	17,790	-
Accounts Payable	(110)	(12,456)
Accrued Expenses	7,738	-
Deferred Compensation	207,806	126,075
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	233,224	113,619
Net Cash provided by (used in) Operating Activities	(58,787)	(58,232)
INVESTING ACTIVITIES		
Software Development	(141,602)	(110,087)
Net Cash provided by (used by) Investing Activities	(141,602)	(110,087)
FINANCING ACTIVITIES		
Future Equity Obligations (SAFE Agreements)	105,000	235,000
Net Cash provided by (used in) Financing Activities	105,000	235,000
Cash at the beginning of period	113,957	47,277
Net Cash increase (decrease) for period	(95,390)	66,681
Cash at end of period	18,567	113,957

Statement of Changes in Shareholder Equity

	Common Stock		Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount				
Beginning Balance at 1/1/20	4,758,750	476	(476)	-	(89,015)	(89,015)
Issuance of Common Stock	164,950	16	(16)	-	-	-
Exercise of Stock Repurchase Option	(29,500)	(3)	3	-	-	-
Net Income (Loss)	-	-	-	-	(171,852)	(171,852)
Ending Balance 12/31/2020	4,894,200	489	(489)	-	(260,867)	(260,867)
Issuance of Common Stock	32,000	3	(3)	-	-	-
Exercise of Stock Repurchase Option	(31,875)	(3)	3	-	-	-
Net Income (Loss)	-	-	-	-	(292,012)	(292,012)
Ending Balance 12/31/2021	4,894,325	489	(489)	-	(552,878)	(552,878)

Mindwell Labs, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Mindwell Labs, Inc ("the Company") was originally formed in Delaware on August 6th, 2019 known as Thurman Institute, Inc. prior to amending its name on February 3rd, 2020. The Company plans to earn revenue from subscription fees paid by consumers for its anxiety management consumer application that allows them to track and manage their anxiety in real-time based on their biomarkers passively collected through their smartwatch. The Company's headquarters is in New York, New York. The Company's customers will be located globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company began generating revenue in August 2021 through subscription fees paid by consumers for using the Company's product (mobile app). Consumers have the option to either pay on a monthly or an annual basis. The Company's payments are generally collected at time of service or initiation of services; no refunds are allowed for partial period if a consumer discontinues his/her service before the term expires. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be on a monthly or annual basis, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Deferred Compensation

The Company has accrued back payments due to its founders and third parties for services performed from 2019 through 2022. The total ending balance of this deferred compensation was $189,118 and $396,924 as of December 31, 2020 and 2021, respectively. This balance will not be paid unless the Company raises $2M during a qualified financing event (please see "Subsequent Events" note for further information).

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

Throughout 2019, 2020, and 2021, the Company entered into numerous Restricted Stock Purchase Agreements with various advisors that contributed their expertise in exchange for a total of 4,923700 and 4,955,700 shares of Common

Stock as of December 31, 2020 and 2021, respectively. Each agreement is subject to a vesting schedule with various durations ranging from 6 months to 4 years, and various cliffs ranging from none to one year.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of the shares of the Company's common stock that were sold and subject to vesting of a repurchase option:

	Nonvested Shares
Nonvested shares, January 1, 2020	4,755,000
Granted	164,950
Vested	(3,139,863)
Repurchased	(29,500)
Nonvested shares, December 31, 2020	1,750,588
Granted	32,000
Vested	(1,629,799)
Repurchased	(31,875)
Nonvested shares, December 31, 2021	120,914

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019, 2020, and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company in the form of Safe Preferred Stock during a qualified equity financing event, or the right to receive a portion of the proceeds equal to the greater of (i) the purchase amount, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a qualified liquidity event at a 10% to 20% discount. Safe Preferred Stock means the shares of the series of Preferred Stock issued to investors in an equity financing event having the same rights and privileges as Standard Preferred Stock. Each agreement is subject to a valuation cap. All valuation caps of the agreements entered were $12M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified equity or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 4,894,200 and 4,894,325 shares were issued and outstanding as of 2020 and 2021, respectively.

Common Shareholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 14, 2022, the date these financial statements were available to be issued.

The Company raised $60,000 in the form of a SAFE agreements with discount rates of 20% and valuation cap of $12M.

In 2022. the Company has accrued an extra $51,153 in deferred compensation, bringing the total ending balance to $448,077 as of May 31, 2022.

An additional 90,424 shares of Common Stock have vested as of May 31, 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations in a substantial manner yet and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.